February 28, 2019

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Aberdeen Funds Post-Effective Amendment No. 87 to the Registration Statement Filed on
December 21, 2018; Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to an additional comment on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey of Aberdeen Asset Management Inc. on February 21, 2019.  The Amendment contains the prospectus and statement of additional information for Aberdeen Funds (the “Registrant”) with respect to the Aberdeen Intermediate Municipal Income Fund, Aberdeen Short Duration High Yield Municipal Fund and Aberdeen Ultra Short Municipal Income Fund (each a “Fund” and collectively the “Funds”).

For your convenience, the substance of the comment has been restated below.  The Registrant’s response to the comment is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment:            Please represent to the Staff in a letter that the Aberdeen funds will at their next shareholder meeting propose a change to any fund’s concentration policy that lists separate industries in order to reflect the way that the policy is applied.

Response:             The Registrant represents that, in anticipation of a Fund’s next shareholder meeting, it will propose to the Registrant’s Board of Trustees, to the extent it believes it appropriate at that time, a change to the Fund’s fundamental policy regarding concentration to eliminate the definitions of separate industries specifically contained in such policy, if applicable.  The Registrant further represents that, subject to approval by its Board of Trustees, it will propose such change to the Fund’s shareholders at the shareholder meeting.

*      *      *      *      *

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)         the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,

/s/ Katherine Corey

cc:       Lucia Sitar, Aberdeen Standard Investments Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP

Elliot J. Gluck, Willkie Farr & Gallagher LLP